HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                February 27, 2013


Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1, Amendment No. 3
            File No. 333-186103

     This  office  represents   Vanguard  Energy  Corporation  (the  "Company").
Amendment No. 3 to the Company's Registration Statement on Form S-1 has been filed with the Commission. In response to the staff's letter dated February 12, 2013:

     o    the financial statements have been updated,

     o    the tax opinion, filed as Exhibit 8, has been modified, and

     o    a consent with respect to the tax option has been added.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                         Very Truly Yours,

                                         HART & HART, LLC

                                          /s/ William T. Hart

                                         By
                                              William T.  Hart










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